Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Phone: 303-494-3000

Facsimile:  303-494-6309

August 13, 2009

Melissa Feider

U.S. Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:

eCrypt Technologies, Inc.

Form 8-K Filed August 4, 2009

File No. 000-53489

Dear Ms. Feider:

On behalf of eCrypt Technologies, Inc. a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated August 7, 2009.

Form 8-K filed on August 4, 2009

1.

Please revise your disclosure regarding disagreements with your former auditor and consultations with your new accountants to be for the past two fiscal years (i.e. rather than for only fiscal 2009) and through the subsequent interim period pursuant to Item 304(a)(1)(iv) and (a)(2) of Regulation S-K.

Response.  In response to comment 1, the Company has filed an amended 8-K on Form 8-K/A with the Securities and Exchange Commission in which the Company has revised its disclosure regarding disagreements with its former auditor and consultations with its new accountants to be for the past two fiscal years and through the subsequent interim period pursuant to Item 304(a)(1)(iv) and (a)(2) of Regulation S-K.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.